Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

September 26, 2012

COMMODITIES Currencies equities fixed Income ipath Exchange Traded Notes yield curve The Basics of Yield Curve Strategies Taking advantage of changes in the shape of the yield curve and expressing a view about the shape of the yield curve have been popular fixed income strategies for many investors. However, for investors who may not have the resources to manage a yield curve strategy or do not have access to futures or swaps accounts, expressing yield curve strategies like “steepeners” or “flatteners” can be challenging. The iPath® US Treasury Steepener ETN (“iPath Steepener ETN”) and the iPath® US Treasury Flattener ETN (“iPath Flattener ETN”), which track the performance of the Barclays US Treasury 2Y/10Y Yield Curve Index,™ provide investors the opportunity to access these yield curve strategies through an exchange traded product. Barclays

Yield Curve Primer and Refresher

The US Treasury yield curve is a fundamental cornerstone of the fixed income markets and oftentimes investors have specific points of view as to the future evolution of the shape of the yield curve. The yield curve at any given time reflects the range of yields that investors in US government debt may expect to receive on their investments over a range of terms to maturity. The natural shape of the curve is generally considered to be upward sloping, reflecting the relatively higher yields that an investor in longer-term Treasury instruments would generally expect to receive in exchange for investing capital for longer periods of time. Therefore, the yield differential between longer dated maturity bonds and shorter dated maturity bonds (which would be expected to offer relatively lower yields) is generally positive.

Steepening Yield Curve. A steepening yield curve indicates that the difference between the yields available for longer dated bonds and shorter dated bonds is widening (i.e., yields for longer dated maturity bonds are increasing relative to the yields available for shorter dated maturity bonds, or, alternatively, yields for shorter dated maturity bonds are decreasing relative to the yields available for longer dated maturity bonds).

Flattening Yield Curve. In contrast, a flattening yield curve indicates the opposite effect in which the difference between the yields of longer and shorter dated maturity bonds is narrowing (i.e., yields for shorter dated maturity bonds are increasing relative to the yields available for longer dated maturity bonds, or, alternatively, yields for longer dated maturity bonds are decreasing relative to the yields available for shorter dated maturity bonds).

Figure 1: Examples of fundamental and technical factors impacting yield curve shape

Fundamental Factors	Effect on Yield Curve
US Monetary Policy	A relatively steep yield curve over a particular period may reflect expectations of future increases in short-term deposit rates such as the federal funds target rate over the period. The yield curve tends to steepen when the Federal Reserve cuts the target rate as the longer-term rates remain relatively unaffected. Conversely, the yield curve tends to flatten when the Federal Reserve increases the target rate.
Business Cycle	The yield curve tends to steepen during the early stages of a macroeconomic downturn and flatten during the recovery stages. The curve may "invert" near the peak of an expansion (i.e., the yields available for shorter-term Treasury securities may temporarily exceed the yields available for longer-term Treasury securities).
Inflation Expectations	The yield curve tends to be steep over periods in which the inflation rate is expected to be significantly higher in the longer-term as compared to the shorter-term, leading investors to demand higher yields for longer-term US Treasury securities relative to shorter-term Treasury securities. In contrast, the yield curve tends to be flatter over periods in which the longer-term and current or shorter-term inflation expectations are relatively more aligned.

Technical Factors	Effect on Yield Curve
Treasury Supply	Unanticipated timing or volume of a particular issuance of US Treasury securities can affect the shape of the yield curve.
Treasury Demand	Aggregated demand for US Treasury securities around specific maturity points can vary significantly with factors such as US pension fund investment requirements and related regulations affecting the shape of the yield curve.

As described in the "Risk Factors" section of the applicable prospectus, movements in the yield curve are highly unpredictable and may deviate, even significantly, from the trends described above. Investors must make their independent assessments as to the future direction of the yield curve. The trends described above are illustrative only and there is no guarantee that these trends will be observed during the term of the ETNs.

Parallel Shift in the Yield Curve. An equal increase in yields across the maturity spectrum is referred to as a "parallel shift" in the yield curve.

Several factors can affect the shape of the yield curve including fundamental factors such as prevailing trends within the US markets and economy or US monetary policy, as well as more technical factors such as the supply and demand of US Treasuries of varying maturities (Figure 1).

Introduction to the Barclays US Treasury 2Y/10Y Yield Curve Index™

The Barclays US Treasury 2Y/10Y Yield Curve Index™ (the "Index") seeks to reflect the performance of a notional, weighted portfolio of widely traded 2-year and 10-year Treasury futures contracts. The Index is designed to act as a benchmark for strategies that use investments in Treasury futures contracts as a basis to implement views on the future shape of the yield curve.

The level of the Index is expected to increase in response to a steepening of the US Treasury yield curve and to decrease in response to a flattening of the yield curve. Specifically, the Index seeks to achieve a 1 point increase in the Index level for each 1 basis point increase in the steepness of the yield curve and, conversely, to achieve a 1 point decrease in the Index level for each 1 basis point increase in the flatness of the yield curve, with minimal changes to the Index level in response to any parallel shifts in the yield curve (Figure 2).[1]

For example, if the slope of the yield curve were to steepen by 1% (100 basis points), then the Index level would be expected to increase by 100 points. In contrast, if the yield curve were to flatten by 1%, then the Index level would be expected to decrease by 100 points. There is no minimum limit to the level of the Index, and the Index level could become negative.[2] However, if there is a parallel shift in the yield curve either up or down, there is expected to be minimal impact to the Index.

Figure 2: Index Target Exposures


Steepening of Yield Curve
Yield
YC_2
YC_1
2 Year
1 point/bp exposure to curve
10 Year
Parallel Shift of Yield Curve
Yield
YC_2
YC_1
2 Year
Minimal exposure to parallel shift
10 Year

For illustrative purposes only.

[1] The relative "steepness" or "flatness" of the yield curve is defined by reference to the relative difference between the yields of the "cheapest-to-deliver" US Treasury notes underlying the relevant 2-year and 10-year Treasury futures contracts included in the index at any given time.

[2] iPath ETNs are not principal protected. Therefore, a decrease in the level of the Index could cause an investor to lose their entire investment in the Steepener ETNs, and an increase in the level of the Index could cause an investor to lose their entire investment in the Flattener ETNs.

To achieve its objective, the Index tracks the returns of a notional investment in a weighted "long" position in relation to 2-year Treasury futures and a notional investment in a weighted "short" position in relation to 10-year Treasury futures (i.e., a yield curve steepener position). The Index composition and weightings are rebalanced monthly.

The Index only approximates, and does not guarantee, its objective in relation to the steepening and flattening of the yield curve. Please refer to the "Risk Factors" section in the applicable prospectus for a summary of risks and other factors that may prevent the Index from achieving its objective, or that may negatively affect the performance of either the Steepener ETNs or the Flattener ETNs.

Mechanics of iPath Steepener/Flattener ETNs

The iPath Steepener/Flattener ETNs seek to enable investors to capture returns that are potentially available from changes in the shape of the yield curve through an investment in an exchange traded product. As discussed earlier, the ETNs are linked to the performance of an Index that increases or decreases, as applicable, in response to changes in the yield curve as reflected by the performance of a notional, weighted portfolio of widely traded 2-year and 10-year Treasury futures contracts. Furthermore, the Index level is designed to remain relatively unchanged in response to movements in interest rates across the maturity spectrum.

Figure 3 illustrates the expected day-to-day change in value of the iPath Steepener/Flattener ETNs based on potential US Treasury yield movements before taking into account relevant fees and costs. It is important to note that while both the iPath Steepener ETN and the iPath Flattener ETN seek to track the same Index (i.e., the Barclays US Treasury 2Y/10Y Yield Curve Index™), the iPath Steepener ETN is linked to the direct performance of the Index while the iPath Flattener ETN is linked to the inverse performance of the Index.

Figure 3: iPath Steepener/Flattener ETNs—Expected Change in Value Based on Potential US Treasury Yield Movements

Potential US Treasury Yield Movements	Effect on Yield Curve	Expected Change in Value of the iPath Steepener ETN (STPP)	Expected Change in Value of the iPath Flattener ETN (FLAT)
2Y yields decrease 1% relative to 10Y yields	Steepening	Increase $10*	Decrease $10*
2Y yields increase 1% relative to 10Y yields	Flattening	Decrease $10*	Increase $10*
2Y and 10Y yields increase 1%	Parallel shift	No change	No change
2Y and 10Y yields decrease 1%	Parallel shift	No change	No change

** Before relevant fees and costs as described in the prospectus.*

With respect to the iPath Steepener ETN, each 1% increase in the steepness of the yield curve is generally expected to result in a 100 point increase in the Index level and, before taking into account relevant fees and costs which are applied to the ETNs (as described in the prospectus), produce a $10 increase in the value of each iPath Steepener ETN. Conversely, each 1% increase in the flatness of the yield curve is generally expected to result in a 100 point decrease in the Index level and, in turn, a $10 decrease in the value of each iPath Steepener ETN (also before taking into account relevant fees and costs). The general expectation of a $10 increase or decrease in the value of each ETN in response to a 100 point increase or decrease, as applicable, in the Index level results from the application of an Index multiplier[3] to the ETNs, as further described in the applicable prospectus for each ETN.

Applying the same example to the iPath Flattener ETN, each 1% increase in the flatness of the yield curve (and resulting 100 point decrease in the Index level) is generally expected to result in a $10 increase in the value of each iPath Flattener ETN, whereas each 1% increase in the steepness of the yield curve (and resulting 100 point increase in the Index level) is generally expected to result in a $10 decrease in the value of each iPath Flattener ETN, in each case as a result of the "short" position of the ETNs in relation to the Index, and also before taking into account relevant fees and costs.[4]

Portfolio Applications of the iPath Steepener/Flattener ETNs

The iPath Steepener/Flattener ETNs offer investors the opportunity to implement their yield curve views using an exchange traded investment product. Potential applications include:

- Accessing a particular fixed income strategy for additional portfolio diversification;
- Executing tactical views regarding expectations of yield curve steepness or flatness (including on an intraday basis);
- Implementing a particular steepener/flattener strategy based on expectations of future economic cycles; and
- Implementing a particular hedging strategy (decreasing the sensitivity of a portfolio to changes in the yield curve shape or mitigating the effects of a steepening or flattening of the yield curve).

An investor's outlook on various macroeconomic factors will most likely influence whether a steepener or flattener strategy will be implemented in a portfolio. For example, expectations surrounding actions taken by the Federal Reserve with respect to monetary policy and expectations regarding the direction of the inflation rate constitute just two of the many driving forces behind whether a flattener or steepener strategy is put into place.

[3] The effect of the index multiplier is to adjust the rate at which the value of the ETN changes in response to change in the underlying Index level.

[4] Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as for other important details and risk factors.

Conclusion

The iPath Steepener/Flattener ETNs provide investors with the opportunity to access particular yield curve strategies through an exchange traded product. Investors can implement their views on the future shape of the yield curve without having to manage potentially costly and time-consuming futures accounts. Should investors need to customize or tailor their yield curve exposures, the complete suite of iPath Fixed Income ETNs can also be utilized (Figure 4).

Figure 4: iPath® US Treasury Futures ETNs

iPath ETN	NYSE Exchange Ticker	Yearly Fee*
iPath® US Treasury Steepener ETN	STPP	0.75%
iPath® US Treasury Flattener ETN	FLAT	0.75%
iPath® US Treasury 2-Year Bull ETN	DTUL	0.75%
iPath® US Treasury 2-Year Bear ETN	DTUS	0.75%
iPath® US Treasury 5-Year Bull ETN	DFVL	0.75%
iPath® US Treasury 5-Year Bear ETN	DVFS	0.75%
iPath® US Treasury 10-Year Bull ETN	DTYL	0.75%
iPath® US Treasury 10-Year Bear ETN	DTYS	0.75%
iPath® US Treasury Long Bond Bull ETN	DLBL	0.75%
iPath® US Treasury Long Bond Bear ETN	DLBS	0.75%

* In addition, on each futures contract roll date, $0.01 will be charged per ETN and deducted from the performance. See the applicable prospectus for more details.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

The Slope of the U.S. Treasury Yield Curve May Increase, Decrease or Remain Unchanged Over the Term of Your ETNs: The return on your ETNs is linked directly or inversely, as the case may be to the performance of the underlying index, which corresponds directly or inversely, respectively to changes in the underlying U.S. Treasury yield curve. Changes in the underlying U.S. Treasury yield curve are affected by a number of unpredictable factors, and such factors may cause the underlying U.S. Treasury yield curve to increase, decrease or remain unchanged over the term of your ETNs.

There Is No Guarantee that the Index Level Will Decrease or Increase by 1.00 Point For Every 0.01% Change in the Level of the Underlying U.S. Treasury Yield Curve: Reasons why this might occur include: market prices for underlying U.S. Treasury bond futures contracts may not capture precisely the underlying changes in the U.S. Treasury yield curve; the index calculation methodology uses approximation; and the underlying U.S. Treasury bond weighting is rebalanced monthly.

Due to the Index Multiplier, Any Changes in the Value of Your ETNs Will Not Occur at the Same Rate as the Corresponding Changes in the Value of the Underlying Index: The ETNs apply an index multiplier, the effect of which is to adjust and, for ETNs inversely linked to the index, invert the rate at which the value of the ETNs changes in response to changes in the underlying index level.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or U.S. Treasury markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

"Barclays US Treasury 2Y/10Y Yield Curve Index™", "Barclays 2Y US Treasury Futures Targeted Exposure Index™", "Barclays 5Y US Treasury Futures Targeted Exposure Index™", "Barclays 10Y US Treasury Futures Targeted Exposure Index™" and "Barclays Long Bond US Treasury Futures Targeted Exposure Index™" are trademarks of Barclays Bank PLC.

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